UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 22, 2026

HELIX ENERGY SOLUTIONS GROUP, INC.
(Exact name of registrant as specified in its charter)

Minnesota	001-32936	95-3409686
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3505 West Sam Houston Parkway North
Suite 400
Houston, Texas	77043
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 281-618-0400

NOT APPLICABLE
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	HLX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On April 23, 2026, Helix Energy Solutions Group, Inc., a Minnesota corporation (“Parent”) and Hornbeck Offshore Services, Inc., a Delaware corporation (the “Company”), issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated April 22, 2026, by and among Parent, the Company, Odyssey Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Parent Sub”) and Hercules Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“LLC Sub”) pursuant to which, upon the terms and subject to the conditions set forth therein, (i) Parent Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) (the “First Company Merger”) and (ii) immediately following the First Company Merger, the Surviving Corporation will merge with and into LLC Sub (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”), with LLC Sub continuing as the surviving entity. In addition, on April 23, 2026, the parties made available an investor presentation regarding the Mergers.

Copies of the press release and investor presentation are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing. The information in this report, including the exhibit hereto, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Parent intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the common stock of Parent to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of Parent (the “proxy statement/prospectus”), and Parent will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus, or any other document that Parent may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT AND THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of Parent (the “Parent Shareholders”). Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Parent with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parent, including the proxy statement/prospectus (when available), will be available free of charge from Parent’s website at helixesg.com under the “Investors” tab.

Participants in the Solicitation

Parent and certain of its directors and executive officers, and the Company and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the Parent Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of Parent’s directors and executive officers in the solicitation by reading Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026, Parent’s subsequent Quarterly Reports on Form 10-Q filed with the SEC, Parent’s definitive proxy statement for the 2026 annual meeting of shareholders filed with the SEC on April 1, 2026 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Parent Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and other relevant materials when filed with the SEC.

Forward-Looking Statements

This report, including the exhibits attached hereto, contains forward-looking statements. All statements, other than statements of present or historical fact included in this report, regarding Parent’s proposed merger with the Company, Parent’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and earnings, estimated synergies, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding: Parent’s and the Company’s expectations, hopes, beliefs, intentions or strategies regarding the completion of the proposed transaction on the anticipated terms and timing, or at all, including obtaining regulatory and shareholder approvals, and the satisfaction of other conditions to the completion of the proposed transaction; timeline and ability to realize anticipated benefits of the proposed transaction (including expected synergies and balance sheet balances); and governance of the combined company. These forward-looking statements are based largely on Parent’s and the Company’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Parent’s or the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to potential litigation relating to the proposed transaction, including the effects of any outcomes related thereto; the risk that disruptions from the proposed transaction (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm Parent’s or the Company’s business, including current plans and operations, including during the pendency of the proposed transaction; the ability of Parent or the Company to retain and hire key personnel, to retain customers or maintain relationships with their respective suppliers and customers; the diversion of management’s time and attention from ordinary course of business operations to completion of the proposed transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Parent’s or the Company’s financial performance as well as unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, losses, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Parent’s or the Company’s businesses; the inability of Parent and the Company to achieve expected synergies from the transaction or that it may take longer or be more costly than expected to achieve those synergies; an inability to de-leverage on the expected timeline, or at all; the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Parent and the Company of the Mergers; the inability to successfully integrate the Company’s operations with those of Parent without unexpected cost or delay; certain restrictions during the pendency of the proposed transaction that may impact Parent’s or the Company’s ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, including in circumstances requiring Parent or the Company to pay a termination fee and expense reimbursement; the risk that Parent’s or the Company’s share price may decline significantly if the proposed transaction is not consummated; there may be liabilities that are not known, probable or estimable at this time, or unexpected costs, charges or expenses; actions by governments, regulatory authorities, customers, suppliers and partners; market conditions; results from acquired properties; demand for services; the performance of contracts by suppliers, customers and partners; operating hazards and delays, which includes delays in delivery, chartering or customer acceptance of assets or terms of their acceptance; ultimate ability to realize current backlog; employee management issues; complexities of global political and economic developments; geologic risks; volatility of oil and gas prices and other risks described from time to time in Parent’s filings with the SEC. In addition, Parent and the Company caution you that the forward-looking statements contained in this report are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Parent or the Company following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of Parent or the Company, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts Parent’s or the Company’s current plans and operations as a result of the announcement of the proposed transaction; (v) Parent’s and the Company’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of Parent and the Company to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this report are based upon information available to Parent and the Company as of the date of this report and, while Parent and the Company believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, Parent and the Company do not plan to publicly update or revise any forward-looking statements contained in this report, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Parent’s periodic filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Parent’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. Parent’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This report is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated April 23, 2026
99.2	Fourth Quarter 2025 Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 23, 2026
HELIX ENERGY SOLUTIONS GROUP, INC.
	By:	/s/ Erik Staffeldt
Erik Staffeldt
Executive Vice President and Chief Financial Officer

Exhibit 99.1

Helix and Hornbeck to Combine to Create a Premier Integrated Offshore Services Company

Transaction Brings Together Two Industry Leaders with Complementary Businesses and Geographic Presence, Providing Deepwater Life-of-Field Services

Forms Diversified and Expanded High Specification Fleet, Furthering Deep Technical Expertise

Portfolio will Provide Innovative and Integrated Solutions across Deepwater Energy, Defense and Renewables Industries, Offering Additional Runway for Growth

Well-Positioned for Future Growth and Sustained Shareholder Value Creation Supported by Increased Scale, Balance Sheet Strength and Robust Free Cash Flow Generation

Expected to Generate $75 Million or More in Annual Revenue and Cost Synergies

Combined Company will Operate Under Hornbeck Offshore Services and Trade on NYSE Under “HOS”

Companies to Host Joint Conference Call Today at 7:00 a.m. CT / 8:00 a.m. ET

HOUSTON and COVINGTON, La. – April 23, 2026 – Helix Energy Solutions Group, Inc. ("Helix") (NYSE: HLX) and Hornbeck Offshore Services, Inc. ("Hornbeck") today announced they have entered into a definitive agreement to combine in an all-stock transaction, establishing a premier integrated offshore services company. Upon closing of the transaction, Hornbeck shareholders will own approximately 55% and Helix shareholders will own approximately 45% of the combined company on a fully diluted basis.

The strategic combination will create a recognized leader in offshore operations through a diversified and expanded high-specification fleet of specialty vessels, supported by subsea robotics, well intervention and technical service capabilities, including trenching subsea pipelines and cables. The combined company will provide innovative and integrated subsea and marine transportation solutions to customers across deepwater energy, defense and renewables. Combining Helix’s well intervention assets and robotics with Hornbeck’s specialty and ultra-high specification offshore support vessels will form a complementary, end-to-end service offering that materially expands the combined company’s ability to meet a broader share of customers’ deepwater needs. Together, Helix and Hornbeck will have a multi-faceted service portfolio that spans the entire life-cycle of deepwater fields, improves macro resilience and increases exposure to specialty non-oilfield markets.

“In merging two proven industry leaders with industry-leading teams, assets and offerings, this transaction creates a global deepwater vessel and services company with the scale and capabilities to deliver sustainable, long-term growth,” said Owen Kratz, President and Chief Executive Officer of Helix. “This combination is a compelling opportunity to enhance value for Helix’s shareholders, building on our momentum as one of the world’s premier marine service contractors.”

“We are confident that by capitalizing on each company’s unique expertise, we will unlock meaningful strategic and operational benefits that enhance our ability to serve customers worldwide and drive significant shareholder value creation,” said Todd M. Hornbeck, Chairman, President and Chief Executive Officer of Hornbeck. “The combined company will be a growth‑oriented company driven by the desire to provide innovative, high-quality, value-added business solutions with an emphasis on safety and an entrepreneurial culture.”

Strategic and Financial Benefits of the Transaction

•
Combines two deepwater‑focused leaders with complementary capabilities: The combined company creates a scaled, life-of-field business providing engineered solutions spanning the offshore oil and gas, defense and renewables industries, aimed at reducing cyclicality and through-cycle earnings volatility, while enabling flexible global asset deployment where demand is strongest.

•
Expands global presence with strong exposure to key offshore markets: Helix’s global presence in the West Africa, Asia Pacific and North Sea regions, as well as the United States and Brazil, and Hornbeck’s concentration in the Americas, including Brazil and Mexico, enhances a global footprint spanning the key offshore basins worldwide. The combined company’s footprint will include cabotage-protected markets and will have direct access to leading offshore customers, enabling the delivery of premier deepwater services through technologically advanced assets.

•
Expects to create attractive earnings profile with low leverage and strong free cash flow generation: The combined company is expected to be well-capitalized with a strong balance sheet, low leverage and significant cash at closing to further the execution of the combined company’s value-driven strategy. This financial strength and projected substantial free cash flow generation will provide significant flexibility for organic growth or other strategic M&A to increase long-term shareholder value creation.

•
Expects to generate solid revenue and cost synergies: The transaction is expected to generate $75 million or more in annual revenue and cost synergies within three years following the transaction close. The synergies are expected to result from combined and integrated service offerings, as well as expanding services offered to existing customers, driving revenue pull-through. The scale of the combined company’s fleet enables asset optimization, reducing reliance on third-party vessel charters and delivering efficiencies across maintenance, procurement and operations.

•
Aligned cultures and a proven leadership team dedicated to supporting a seamless integration: Helix and Hornbeck share core values of integrity, operational excellence, teamwork and innovation. These values will be reflected in the combined company’s focus on health, safety, personal responsibility, environmental protection, and financial and operational performance.

Leadership, Governance and Headquarters
Following the completion of the transaction, Todd M. Hornbeck will serve as President and Chief Executive Officer of the combined company. The combined company’s Board of Directors will comprise seven directors, three of whom will be from Helix and four from Hornbeck, including Mr. Hornbeck. William L. Transier will serve as Chairman of the combined company’s Board.

Post closing, the combined company will operate under the Hornbeck Offshore Services name and trade on the New York Stock Exchange under the ticker symbol “HOS.” The combined company’s headquarters will be in Houston, Texas, and Covington, Louisiana.

Transaction Details
Under the terms of the agreement, which have been approved by the Boards of Directors of both Helix and Hornbeck, Hornbeck stockholders would receive a fixed exchange ratio of 10.27167 shares of Helix common stock for each share of Hornbeck common stock owned.

The merger is expected to be tax-free to shareholders of both companies.

Approvals and Closing
Parties representing a significant portion of the ownership of Hornbeck, including Ares Management funds, delivered today their written consent approving the transaction. The transaction is expected to close in the second half of 2026, subject to approval by Helix shareholders, the receipt of applicable regulatory approvals and the satisfaction of other customary closing conditions.

Conference Call and Additional Materials
Helix and Hornbeck will host a joint conference call today to discuss the transaction and Helix’s first quarter 2026 results at 7:00 a.m. Central Time / 8:00 a.m. Eastern Time, two hours earlier than the previously announced first quarter 2026 results conference call.

The conference call will be available via webcast on the investor relations section of each company's website at https://helixenergysolutionsgroupinc.gcs-web.com/ and https://ir.hornbeckoffshore.com/. Associated presentation materials will also be available for viewing on the same website prior to the call.

The conference call can also be accessed by dialing 1-800-715-9871 within the United States or 1-646-307-1963 outside the United States. The passcode is “Staffeldt.” A replay of the webcast will be available on each company’s website shortly after the completion of the call.

Advisors
Goldman Sachs & Co. LLC. is serving as financial advisor to Helix, and Veriten LLC is serving as an independent strategic advisor. Baker Botts L.L.P. is serving as legal counsel to Helix.

Barclays, Piper Sandler & Co. and J.P. Morgan are acting as financial advisors to Hornbeck, and Kirkland & Ellis LLP is serving as its legal counsel.

About Helix
Helix Energy Solutions Group, Inc., headquartered in Houston, Texas, is an international offshore energy services company that provides specialty services to the offshore energy industry, with a focus on well intervention, robotics and decommissioning operations. Our services are key in supporting a global energy transition by maximizing production of existing oil and gas reserves, decommissioning end-of-life oil and gas fields and supporting renewable energy developments.

About Hornbeck
Hornbeck Offshore Services, Inc., headquartered in Covington, Louisiana, is a leading provider of technologically advanced, high specification offshore service vessels to the energy industry primarily in the Gulf of America and Latin America, as well as to the U.S. government, offshore wind and other non-oilfield customers.

Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction, Helix intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the common stock of Helix (“Helix Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of Helix (the “proxy statement/prospectus”), and Helix will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus, or any other document that Helix may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HELIX AND HORNBECK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of Helix (the “Helix Shareholders”). Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Helix with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Helix, including the proxy statement/prospectus (when available), will be available free of charge from Helix’s website at helixesg.com under the “Investors” tab.

Participants in the Solicitation
Helix and certain of its directors and executive officers and Hornbeck and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the Helix Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of Helix’s directors and executive officers in the solicitation by reading Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026, Helix’s subsequent Quarterly Reports on form 10-Q filed with the SEC, Helix’s definitive proxy statement for the 2026 annual meeting of shareholders filed with the SEC on April 1, 2026 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Helix Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and other relevant materials when filed with the SEC.

Forward-Looking Statements
This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding Helix’s proposed merger with Hornbeck, Helix’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, estimated synergies, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding: Helix’s and Hornbeck’s expectations, hopes, beliefs, intentions or strategies regarding the completion of the proposed transaction on the anticipated terms and timing, or at all, including obtaining regulatory and shareholder approvals, and the satisfaction of other conditions to the completion of the proposed transaction; timeline and ability to realize anticipated benefits of the proposed transaction (including expected synergies and balance sheet balances); and governance of the combined company. These forward-looking statements are based largely on Helix’s and Hornbeck’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Helix’s or Hornbeck’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to potential litigation relating to the proposed transaction, including the effects of any outcomes related thereto; the risk that disruptions from the proposed transaction (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm Helix’s or Hornbeck’s business, including current plans and operations, including during the pendency of the proposed transaction; the ability of Helix or Hornbeck to retain and hire key personnel, to retain customers or maintain relationships with their respective suppliers and customers; the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Helix’s or Hornbeck’s financial performance as well as unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Helix’s or Hornbeck’s businesses; the inability of Helix and Hornbeck to achieve expected synergies from the transaction or that it may take longer or be more costly than expected to achieve those synergies; an inability to de-leverage on the expected timeline, or at all; the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Helix and Hornbeck of the acquisition; the inability to successfully integrate Hornbeck’s operations with those of Helix without unexpected cost or delay; certain restrictions during the pendency of the proposed transaction that may impact Helix’s or Hornbeck’s ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, including in circumstances requiring Helix or Hornbeck to pay a termination fee and expense reimbursement; the risk that Helix’s or Hornbeck’s share price may decline significantly if the proposed transaction is not consummated; there may be liabilities that are not known, probable or estimable at this time or unexpected costs, charges or expenses; actions by governments, regulatory authorities, customers, suppliers and partners; market conditions; results from acquired properties; demand for services; the performance of contracts by suppliers, customers and partners; operating hazards and delays, which includes delays in delivery, chartering or customer acceptance of assets or terms of their acceptance; ultimate ability to realize current backlog; employee management issues; complexities of global political and economic developments; geologic risks; volatility of oil and gas prices and other risks described from time to time in Helix’s filings with the SEC. In addition, Helix and Hornbeck caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Helix or Hornbeck following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of Helix or Hornbeck, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts Helix’s or Hornbeck current plans and operations as a result of the announcement of the proposed transaction; (v) Helix’s and Hornbeck’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of Helix and Hornbeck to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to Helix and Hornbeck as of the date of this press release and, while Helix and Hornbeck believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, Helix and Hornbeck do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Helix’s periodic filings with the SEC, including Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Helix’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. Helix’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Helix Contacts

Investors
Erik Staffeldt, Executive Vice President and CFO
Phone: 281-618-0400
Email: InvestorRelations@heilxesg.com

Media
Michael Freitag / Andrew Siegel
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Hornbeck Contacts

Todd Hornbeck, CEO
Jim Harp, CFO
Hornbeck Offshore Services
985-727-6802
Email: IR@hornbeckoffshore.com

Exhibit 99.2

 Creating a Premier Integrated Offshore Services Company  April 23, 2026

 Disclaimer  Forward-Looking Statements  This presentation contains forward-looking statements. All statements, other than statements of present or historical fact included in this presentation, regarding Helix Energy Solutions Group, Inc.’s (“Helix”) proposed merger with Hornbeck Offshore Services, Inc. (“Hornbeck”), Helix’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, estimated synergies, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding: Helix’s and Hornbeck’s expectations, hopes, beliefs, intentions or strategies regarding the completion of the proposed transaction on the anticipated terms and timing, or at all, including obtaining regulatory and shareholder approvals, and the satisfaction of other conditions to the completion of the proposed transaction; timeline and ability to realize anticipated benefits of the proposed transaction (including expected synergies and balance sheet balances); and governance of the combined company. These forward-looking statements are based largely on Helix’s and Hornbeck’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Helix’s or Hornbeck’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to potential litigation relating to the proposed transaction, including the effects of any outcomes related thereto; the risk that disruptions from the proposed transaction (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm Helix’s or Hornbeck’s business, including current plans and operations, including during the pendency of the proposed transaction; the ability of Helix or Hornbeck to retain and hire key personnel, to retain customers or maintain relationships with their respective suppliers and customers; the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Helix’s or Hornbeck’s financial performance as well as unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Helix’s or Hornbeck’s businesses; the inability of Helix and Hornbeck to achieve expected synergies from the transaction or that it may take longer or be more costly than expected to achieve those synergies; an inability to de-leverage on the expected timeline, or at all; the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Helix and Hornbeck of the acquisition; the inability to successfully integrate Hornbeck’s operations with those of Helix without unexpected cost or delay; certain restrictions during the pendency of the proposed transaction that may impact Helix’s or Hornbeck’s ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, including in circumstances requiring Helix or Hornbeck to pay a termination fee and expense reimbursement; the risk that Helix’s or Hornbeck’s share price may decline significantly if the proposed transaction is not consummated; there may be liabilities that are not known, probable or estimable at this time or unexpected costs, charges or expenses; actions by governments, regulatory authorities, customers, suppliers and partners; market conditions; results from acquired properties; demand for services; the performance of contracts by suppliers, customers and partners; operating hazards and delays, which includes delays in delivery, chartering or customer acceptance of assets or terms of their acceptance; ultimate ability to realize current backlog; employee management issues; complexities of global political and economic developments; geologic risks; volatility of oil and gas prices and other risks described from time to time in Helix’s filings with the Securities and Exchange Commission (“SEC”). In addition, Helix and Hornbeck caution you that the forward-looking statements contained in this presentation are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Helix or Hornbeck following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of Helix or Hornbeck, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts Helix’s or Hornbeck current plans and operations as a result of the announcement of the proposed transaction; (v) Helix’s and Hornbeck’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of Helix and Hornbeck to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this presentation are based upon information available to Helix and Hornbeck as of the date of this presentation and, while Helix and Hornbeck believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, Helix and Hornbeck do not plan to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Helix’s periodic filings with the SEC, including Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Helix’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. Helix’s SEC filings are available publicly on the SEC’s website at www.sec.gov.  Participants in the Solicitation  Helix and certain of its directors and executive officers and Hornbeck and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Helix (the “Helix Shareholders”) with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of Helix’s directors and executive officers in the solicitation by reading Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026, Helix’s subsequent Quarterly Reports on form 10-Q filed with the SEC, Helix’s definitive proxy statement for the 2026 annual meeting of shareholders filed with the SEC on April 1, 2026 and the proxy statement/prospectus (as defined below) and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Helix Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and other relevant materials when filed with the SEC.  Important Information About the Proposed Transaction and Where to Find It  In connection with the proposed transaction, Helix intends to file with the SEC a registration statement on Form S-4 to register the common stock of Helix to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of Helix (the “proxy statement/prospectus”), and Helix will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus, or any other document that Helix may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HELIX AND HORNBECK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.  After the registration statement has been declared effective, a definitive proxy statement will be mailed to the Helix Shareholders. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Helix with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Helix, including the proxy statement/prospectus (when available), will be available free of charge from Helix’s website at helixesg.com under the “Investors” tab.  No Offer or Solicitation  This presentation is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended  Non-GAAP Financial Measures  This presentation contains certain financial measures not presented in accordance with U.S. generally accepted accounting principles ("GAAP"), including, but not limited to, Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the financial results of Helix, Hornbeck or the pro forma combined company if the proposed transaction is consummated. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure is included in the Appendix to this presentation.   Helix and Hornbeck's management teams believe the non-GAAP financial measures contained in this presentation provide useful information to the management teams and investors regarding certain financial and business trends relating to Helix and Hornbeck's respective financial conditions and results of operations. However, these non-GAAP financial measures are subject to inherent uncertainty and reflect the exercise of judgments by Helix and Hornbeck's management teams about which items of expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to the Appendix to this presentation for additional information about the items of expense and income that are included in determining the non-GAAP financial measures contained in this presentation and for a reconciliation of non-GAAP financial measures contained in this presentation to the most directly comparable GAAP measure.

 Today’s Presenters  Scotty Sparks  Executive Vice President and COO  Todd Hornbeck  President, CEO and Chairman  Erik Staffeldt  Executive Vice President and CFO  Jim Harp  Executive Vice President and CFO  William Transier  Chairman of the Board

 Combination Rationale  Combines Two Market Leaders Into an Integrated Deepwater Offshore Services Platform  Complementary Businesses  Expanded Service Offerings and Customer Diversification  Growth Platform with Scale  Significant Revenue and Cost Synergies  Aligned Cultures and Proven Leadership Team  +  Well Intervention, Subsea Robotics and Technical Services  High-Specification Fleet of Specialty Vessels  The Combined Company will be renamed Hornbeck Offshore Services and trade on the NYSE under the Ticker Symbol “HOS”

Transaction Summary

Transaction Structure	■ All-stock transaction ■ Pre-merger Helix shareholders will own 45% and pre-merger Hornbeck shareholders will own 55% of the combined company
Leadership and Governance	■ Todd Hornbeck will serve as CEO ■ William Transier will serve as Chairman ■ 7-member board with 3 Directors from Helix and 4 Directors from Hornbeck
Headquarters and Listing	■ Company will be headquartered in Houston, TX and Covington, LA ■ Combined Company to be named Hornbeck Offshore Services and will trade on the NYSE under the ticker symbol "HOS"; Helix brand to be retained for Well Intervention Services
Timing	■ Transaction approved by directors of both boards ■ Hornbeck principal stockholders (including funds affiliated with Ares) have approved the transaction ■ Helix shareholder approval required ■ Transaction expected to close in the second half of 2026, subject to regulatory, Helix shareholder and other customary approvals

Select Combination Highlights

100+(1)
Total Vessels

$2.0bn
Total Backlog YE 2025

7
Well Intervention Vessels
48
Robotics and Trenching Assets

15
Multi-Purpose Support Vessels (MPSVs)(1)
58
Offshore Supply Vessels (OSVs)

> $500mm
Cash at Closing

0.5x
Leverage Current Net Debt(2) **/ 2025A Adjusted EBITDA**(3),(4)

1) *Includes 2 new build Multi-Purpose Support Vessels.*
2) *Pro Forma Net Debt as of 12/31/2025.*
3) *Excludes potential synergies.*
4) *Reflects the sum of Hornbeck 2025 Adjusted EBITDA plus Helix 2025 Adjusted EBITDA as of 12/31/2025. Hornbeck Adjusted EBITDA and Helix Adjusted EBITDA are non-GAAP financial measures. See Appendix for reconciliations. Helix defines Adjusted EBITDA as earnings before income taxes, net interest expense, depreciation and amortization expense, net other income or expense, gains or losses on disposition of assets, long-lived asset impairment losses, acquisition and integration costs, gains or losses related to convertible senior notes, the change in fair value of contingent consideration, and the general provision for (release of) current expected credit losses, if any. Hornbeck defines Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization adjusted for gains or losses on early extinguishment of debt, postponed offering costs, stock-based compensation expense, interest income and excludes non-cash gains or losses on the fair value adjustment of liability-classified warrants.*

5

 Stronger and More Competitive Together  2025 Revenue  2025 EBITDA(1)  Incremental Drivers  Helix Today  Pro Forma Combined   > $500mm Cash at Closing  2  Newbuild Multi-Purpose Support Vessels  21  Vessels Available for Reactivation  Before Synergies  Incremental Growth Levers  +106%  +56%  Before Synergies  Reflects the sum of Hornbeck 2025 Adjusted EBITDA plus Helix 2025 Adjusted EBITDA as of 12/31/2025. Hornbeck Adjusted EBITDA and Helix Adjusted EBITDA are non-GAAP financial measures. See footnote 4 at slide 5 for the definitions of Hornbeck Adjusted EBITDA and Helix Adjusted EBITDA, respectively. See Appendix for reconciliations.   Hornbeck   Helix

Hornbeck at a Glance

Company Overview

- **Leading Deepwater High - and Ultra High-Spec footprint** across the U.S. GoA, Mexico, the Caribbean, Northern South America and Brazil
- **Tailored subsea and logistics solutions** that address a broad spectrum of unique customer "life-of-field" requirements
- **High barriers to entry** with key legislative flag protections, such as the U.S. Jones Act
- **Diversified revenue base at market-leading dayrates** with large, blue-chip customers
- **Proven, consistent operational performance** with an unwavering commitment to safety

Hornbeck by the Numbers

71
Vessels in Current Fleet
58 Multi-class Offshore Support Vessels ("OSVs" or "PSVs")
13 Multi-Purpose Support Vessels ("MPSVs")(1)

+2 = 73
New MPSVs expected to be delivered in 2027

~$288mm
2025A Adjusted EBITDA(2)

40%
2025A Adjusted EBITDA Margin(2)

57
U.S. Jones Act-Qualified vessels
Represents 78% of Hornbeck's pro forma fleet of 73 vessels

$5.8B
Total Fleet Replacement Value(3)

$2.7B
Appraised Fair Value(3)

20+ Year
Average expected remaining economic useful life of currently active fleet(4)

One of the preeminent, market-leading providers of deepwater Ultra High-Spec marine transportation services to a broad range of offshore energy, infrastructure and defense customers

1) Includes the MPSV HOS Rocinante that was recently placed in service in November 2025; does not include four non-owned managed OSVs.
2) Represents Hornbeck 2025 Adjusted EBITDA and Hornbeck 2025 Adjusted EBITDA Margin as of 12/31/2025. Hornbeck Adjusted EBITDA and Hornbeck Adjusted EBITDA Margin are non-GAAP financial measures. See footnote 4 at slide 5 for the definition of Hornbeck Adjusted EBITDA. Hornbeck defines Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue. See Appendix for reconciliations.
3) Reflects the fair market value and replacement value provided by VesselsValue™ for pro forma fleet of 58 OSVs and 15 MPSVs as of April 2026.
4) Based on a 35-year economic useful life.

7

 Global Presence in Key Offshore Markets  Transaction Merges Two Industry Leaders with Complementary Businesses and Geographic Presence providing Diversified Services to the Full Deepwater Life Cycle  Revenue by Region(1)  Source of world map – slide is an image copy to crop top of map  Represents 2025 revenue as of 12/31/2025.  Hornbeck  Helix

  Drilling Support   Oilfield Specialty   Military & Other    Non-Oilfield   Decommissioning   Subsea   IRM  Integration of complementary service offerings increases customer relevance and creates unique cross-selling opportunities that drive growth and improve margins  Combined fleet of vessels and specialty equipment enables comprehensive suite of combined services as a “one stop shop” for customers while enhancing profitability through asset optimization and scale  Oil and Gas  Non – Oil and Gas  Operational logistics for submarine fleet  Submarine rescue, training & support  Long range acoustic survey support  Autonomous vessels  Defense  Offshore wind farm survey & installation support  Windfarm operation and maintenance support  Submarine cable survey  Bubble curtains / Boulder and Unexploded Ordinance (UXO) removal  Renewable Energy  Rocket component landing and recovery platform  Vessel support for testing and retrieval  Aerospace  Hurricane relief  Aircraft disasters  Vessel salvage operations  Environmental response  Humanitarian Assistance and Disaster Relief (HADR)  Drilling Support  Oilfield Specialty  Well Intervention & Decommissioning  Subsea Services / Inspection Repair and Maintenance (IRM)  2025 Revenue Mix  Complementary Businesses Providing Diversified Service Offerings

World Class Deepwater Fleet

Combined Company Forms an Expanded and Enhanced High-Specification Fleet with a Focus on Well Intervention, Subsea & Specialty Services, Robotics, Marine Transportation, and Emerging Technologies to Support the Energy, Defense and Renewable Markets

Well Intervention Vessels



- 7 Total Well Intervention Vessels
- 2 monohull riserless vessels
- 3 semi-submersible riser-based vessels
- 2 monohull riser-based vessels(1)
- 12 Subsea systems

Multipurpose Support Vessels



- 15 Total MPSVs
- 5 Subsea MPSVs
- 5 Specialty MPSVs
- 3 Flotels
- 2 Newbuild MPSVs arriving in 2027

Robotics and Trenching



- 6 Subsea trenching systems
- 39 work class remotely operated vehicles (ROVs)
- 6 trenching and subsea light construction vessels(1)

Offshore Support Vessels


HOSMAX

- 58 Total OSVs
- 22 Ultra High-Spec OSVs
- 18 High-Spec OSVs
- 18 Mid-Spec OSVs(2)

1) *Chartered vessels.*
2) *Includes two low-spec vessels.*

10

Pro Forma Company is a Market Leader in Maritime Services for the Defense Industry

Defense Fleet and Representative Functions




HOSMAX




HOSMAX

	Submarine Support	Vessel Support	Blocking Vessel	Emerging Technologies: Autonomy / AI
Operations Overview	✓ Submarine support training ✓ General logistical services/special missions	✓ Vessel support for sea-based, X-band radar system (SBX)	✓ Proof of concept design by HOS ✓ Transportation Auxiliary General Submarine Escort (T-AGSE) O&M contract ✓ Submarine security and resupply	✓ Surveillance Towed Array Sensor System – Expeditionary (SURTASS-E) sonar system support and transportation ✓ Autonomous Vessel Prototypes ✓ Stern-Landing Vessel: Transportation and landing of military mobile equipment for USMC
Avg. Contract Duration(1)	**5.0 yrs / 2.4 yrs**	**7.0 yrs**	**10.0 yrs (each)**	**5.0 yrs (each)**

Key Attributes of Hornbeck Defense Operations

- ***Long-standing tenor (20 years since original military vessel tender)***
- ***Trusted relationships with key ranking members of military***
- ***High-level security clearances for personnel and facilities***
- ***Robust and flexible fleet capable of diverse operations***
- ***History of providing creative solutions***

Combined Company expected to hold strong advantages in the Defense Services business, a growing percentage of revenue

1) *Inception to date, inclusive of expected renewals.*

11

 Scale and Growth Platform  Active Organic Growth  Key Growth Expectations  Increased scale, lower cost of capital and higher cash generation  Strong balance sheet and low leverage  Lower earnings volatility and greater resilience through-cycle  Positioned for organic and inorganic growth  Commissioning Service Operation Vehicle (C/SOV) came online in 4Q 2025  Two 400-Class MPSV newbuilds expected to come online in 2027  Potential reactivation of stacked Mid-, High- and Ultra High-Spec OSVs  Potential future increases in effective dayrates for active fleet of OSVs and MPSVs, respectively  Potential well intervention vessel dayrate expansion with improving offshore workover market  Well-Positioned for Future Growth and Sustained Shareholder Value Supported by Increased Scale, Balance Sheet Strength and Robust Free Cash Flow Generation  (1)  Reflects the sum of Hornbeck 2025 Adjusted EBITDA plus Helix 2025 Adjusted EBITDA as of 12/31/2025. Hornbeck Adjusted EBITDA and Helix Adjusted EBITDA are non-GAAP financial measures. See footnote 4 at slide 5 for the definitions of Hornbeck Adjusted EBITDA and Helix Adjusted EBITDA, respectively. See Appendix for reconciliations.   Hornbeck   Helix

 Synergy Potential  Reduced reliance on third-party vessel charters  G&A / Support cost rationalization   Streamlined marine operations  Scaled procurement   Integrated service offerings   Asset optimization   Expanded portfolio of services to existing customers   Increased exposure to growing defense market  $75+ Million of Revenue and Cost Synergies Annually Expected within Three Years Following Close  Expected to Generate $75+ Million in Annual Revenue and Cost Synergies   Expected Revenue Synergies  Expected Cost Synergies

 Global Presence with Strong Exposure to Key Deepwater and Specialty Offshore Markets  Complementary Innovative Marine Solutions  Growth Platform with Scale  Value Creation via Organic Growth, Operational Efficiencies and Strategic M&A  Aligned Cultures with Proven Leadership  The Premier Integrated Offshore Services Company

 Appendix

Hornbeck's Operating Footprint

Geographic Footprint(1)



West Coast
2 Active OSVs
2 Managed OSVs
East Coast
4 Active OSVs
3 Active MPSVs
2 Managed OSVs
U.S. GoA
16 Active OSVs
6 Active MPSVs
Mexico GoA
4 Active OSVs
1 Active MPSV
Caribbean and Northern South America
Other Core Operating Markets
2 Active OSVs
Brazil
8 Active OSVs
Oilfield service
Non-Oilfield service
Company locations

Key Differentiators of Target Markets(2)

~73%

of global deepwater(3) hydrocarbons are located in the U.S. GoA, Mexico GoA, the Caribbean, Northern South America and Brazil



73%
17%
7%
3%
1%
U.S. GoA, Mexico GoA, Caribbean, Northern S. America, Brazil
West Africa
North Sea
APAC
MENA

U.S. ***Brazil*** ***Mexico***

Cabotage-protected markets

***Proximity of core markets** allows flexible vessel deployment and relocation to enhance dayrates and utilization over time*

Large fleet covering high value, diverse deepwater markets

1) *As of April 20, 2026. Does not include two newbuild MPSVs or any stacked vessels.*
2) *Industry data per Rystad Energy.*
3) *Deepwater defined as depths of 1,000 ft or greater.*

16

Hornbeck’s Differentiated Deepwater OSV Fleet  Hornbeck’s fleet of High- and Ultra High-Spec OSVs provides deepwater and ultra-deepwater   operators one of the largest cargo-carrying capacities available in the market  Hornbeck’s Primary OSV Differentiators   HOS High- and Ultra High-Spec OSVs are differentiated by their greater liquid mud capacity and massive deck space compared to Low-Spec and Mid-Spec vessels   Versatile offshore logistics: Transports equipment and supplies to drilling rigs, production platforms, subsea construction sites, and non-oilfield markets (wind, defense)  High-capacity cargo and deck space: OSVs carry up to 30,000 bbls of liquid mud with ample clear deck space for diverse oilfield and non-oilfield projects  Comprehensive supply transport: Capable of delivering critical cargoes including drilling fluids, equipment, spare parts, fuel, water, and provisions  Optimized for deepwater: Exceptional fuel efficiency and range ideally suited to service deep and ultra-deepwater fields in core markets  Advanced station-keeping: Dynamic positioning capabilities ensure higher utilization and safer operations in challenging offshore environments  HOS MAX OSV

 Hornbeck’s Differentiated Deepwater MPSV Fleet  Industry-leading infrastructure capabilities by boasting the highest number of vessels with 250+ ton cranes, 100+ berths, and "Walk-to-Work" systems critical for complex O&G and renewables projects  Hornbeck’s Primary MPSV Differentiators  Subsea  Flotel  C/SOV  Hornbeck’s diverse fleet of MPSVs is ideal to service the entire life-cycle of deepwater fields  Comprehensive subsea lifecycle services: Spanning construction, IRM, commissioning / decommissioning, and flotel accommodations  Purpose-built, multi-market fleet: Delivering specialized construction and service capabilities across O&G, renewables, and defense  Operational efficiencies: Combining MPSVs with High- and Ultra High-Spec OSVs provides a unique offering to customers to streamline deepwater marine efficiencies  High-spec DP-2 and DP-3 vessels: Featuring 24mT–400mT heavy-lift cranes, optimized for deepwater construction, IRM, and decommissioning  High-capacity accommodation vessels: Equipped with "Walk-to-Work" systems and ~200 berths for major offshore installation and maintenance projects  Well Stimulation

 Hornbeck Unaudited Reconciliations of Non-GAAP Financial Measures

 Hornbeck | Adjusted EBITDA and Adjusted EBITDA Margin Reconciliations  Adjusted EBITDA and Adjusted EBITDA Margin Reconciliations

 Helix Unaudited Reconciliations of Non-GAAP Financial Measures

 NON-GAAP RECONCILIATIONS  Non-GAAP Reconciliation  © 2025 Helix ESG   impairment